

February 22, 2016

Via E-mail
Sean M. Leder
Chief Executive Officer
Leder Holdings, LLC
4755 Technology Way, Suite 203
Boca Raton, FL 33431

> **Re: PICO Holdings, Inc.**
> **Revised Preliminary Consent Statement filed on Schedule 14A**
> **Filed February 18, 2016 by Leder Holdings, LLC, et al.**
> **File No. 033-36383**

Dear Mr. Leder:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the filing under Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please advise us why.

After reviewing any amended filing and any information you provide in response to these comments, we may have additional comments.

PRRN14A filing made on February 18, 2016

The Proposals to Be Introduced at The Special Meeting, page 4

Proposal 3

1. We note the statement that "[i]f the Board were to appoint additional directors prior to the Special Meeting, such that four directors would constitute less than a majority of the Board, we intend to evaluate legal remedies that may be available to us to invalidate such appointment." Advise us, with a view toward revised disclosure, of the basis for any legal remedies that Leder may pursue to invalidate the appointment of directors. In particular, please reconcile the cited statement with the PICO's Board apparent indisputable right to increase the number of directors to nine under the Company's amended and restated article of incorporation.

Information Concerning the Participants in [this] Solicitation, page 6

2. We note the statement "if the Special Meeting is called, it is the intention of Leder Holdings to advocate in its platform that the Board of the Company be declassified, such that beginning with the 2016 annual meeting all of the directors can be freely replaced by shareholders, and to endeavor to obtain any necessary consents from incumbent directors in order to do so." Please advise us whether Leder's stated intention will be modified, and if so, how, in light of PICO's disclosure that its Board plans to bring a binding proposal to amend PICO's Articles of Incorporation which, if approved, would eliminate the classified structure of the PICO Board before the 2016 Annual Meeting.

Form of White Request Card

3. We note the deletion of the statement concerning Leder's authority to execute the special meeting request form in the event a properly executed white request card is received without instruction. While we recognize the deletion was undertaken in response to prior Comment 5, please confirm Mr. Leder understands that in the event no instructions are given, participants in its proxy solicitation and Leder Holdings Opportunity Fund LLC will be unauthorized to take any of the actions specified regarding presentment of the special meeting request form with respect to such shareholder. See Rule 14a-4(a)(b)(1).

You may contact Bryan Pitko at (202) 551-3203 or me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Abbe Dienstag, Esq.
        Yael M. Steiner
        Kramer Levin Naftalis & Frankel LLP